Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three and Nine Month Periods Ended September 30, 2019

PART I. FINANCIAL INFORMATION

PART II. OTHER INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of (Loss) Income
For the periods ended September 30

		Three months		Nine months
(in thousands of Canadian dollars)	Notes	2019	2018	2019	2018
Revenue	5	$237,117	$227,161	$690,729	$671,403
Operating expenses	6	(37,798)	(40,099)	(114,871)	(114,522)
		199,319	187,062	575,858	556,881
Depreciation		(62,406)	(55,819)	(187,281)	(163,987)
Amortization		(6,430)	(6,079)	(18,536)	(18,886)
Other operating (losses) gains, net		(60)	1,089	(147)	1,072
Operating income		130,423	126,253	369,894	375,080
Interest expense	7	(63,897)	(58,718)	(194,169)	(174,607)
Interest and other income		5,514	3,610	15,490	12,427
(Loss) gain on changes in fair value of financial instruments		(144,524)	3,735	(64,361)	18,239
(Loss) gain on foreign exchange		(30,351)	53,131	98,427	(83,788)
(Loss) income before tax		(102,835)	128,011	225,281	147,351
Tax expense	8	(19,845)	(10,796)	(40,592)	(51,443)
Net (loss) income		$(122,680)	$117,215	$184,689	$95,908

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Comprehensive
(Loss) Income
For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars)	2019	2018	2019	2018
Net (loss) income	$(122,680)	$117,215	$184,689	$95,908
Other comprehensive income (loss)
Items that may be reclassified into income or loss
Foreign currency translation adjustments	2,211	(15,319)	(29,730)	3,427
Other comprehensive income (loss)	2,211	(15,319)	(29,730)	3,427
Total comprehensive (loss) income	$(120,469)	$101,896	$154,959	$99,335

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Changes in
Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2018		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821
Net income		—	—	—	95,908	—	—	—	95,908
Issuance of share capital on exercise of stock appreciation rights		—	1,024	1,024	(1,079)	(339)	—	(339)	(394)
Cumulative effect adjustment		—	—	—	(41,714)	—	462	462	(41,252)
Other comprehensive income, net of tax of $nil		—	—	—	—	—	3,427	3,427	3,427
Share-based compensation		—	—	—	—	3,733	—	3,733	3,733
Balance as at September 30, 2018		$26,580	$127,126	$153,706	$1,021,523	$34,943	$(5,929)	$29,014	$1,204,243

Balance as at October 1, 2018		$26,580	$127,126	$153,706	$1,021,523	$34,943	$(5,929)	$29,014	$1,204,243
Net loss		—	—	—	(186,844)	—	—	—	(186,844)
Cumulative effect adjustment		—	—	—	3,198	—	(140)	(140)	3,058
Other comprehensive income, net of tax expense of $2,031		—	—	—	5,724	—	41,032	41,032	46,756
Share-based compensation		—	—	—	—	25,772	—	25,772	25,772
Balance as at December 31, 2018		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985

Balance as at January 1, 2019		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Net income		—	—	—	184,689	—	—	—	184,689
Issuance of share capital on exercise of stock appreciation rights	12	—	385	385	(455)	(144)	—	(144)	(214)
Other comprehensive loss, net of tax of $nil		—	—	—	—	—	(29,730)	(29,730)	(29,730)
Share-based compensation		—	—	—	—	10,548	—	10,548	10,548
Dividends declared on preferred shares		—	—	—	(10)	—	—	—	(10)
Balance as at September 30, 2019		$26,580	$127,511	$154,091	$1,027,825	$71,119	$5,233	$76,352	$1,258,268

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents		$978,350	$768,433
Trade and other receivables		61,468	45,631
Other current financial assets		15,034	18,779
Prepaid expenses and other current assets		22,586	16,381
Total current assets		1,077,438	849,224
Satellites, property and other equipment	5, 9	1,525,456	1,703,039
Deferred tax assets		7,158	10,799
Other long-term financial assets		26,156	55,755
Other long-term assets	5	7,721	7,912
Intangible assets	5, 10	808,430	811,154
Goodwill		2,446,603	2,446,603
Total assets		$5,898,962	$5,884,486

Liabilities
Trade and other payables		$19,508	$30,659
Other current financial liabilities		40,885	26,386
Other current liabilities		78,313	113,289
Current indebtedness	11	669,486	7,888
Total current liabilities		808,192	178,222
Long-term indebtedness	11	2,937,533	3,716,340
Deferred tax liabilities		378,294	406,900
Other long-term financial liabilities		67,400	54,521
Other long-term liabilities		449,275	435,518
Total liabilities		4,640,694	4,791,501

Shareholders’ Equity
Share capital	12	154,091	153,706
Accumulated earnings		1,027,825	843,601
Reserves		76,352	95,678
Total shareholders’ equity		1,258,268	1,092,985
Total liabilities and shareholders’ equity		$5,898,962	$5,884,486

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars)	Notes	2019	2018
Cash flows from operating activities
Net income		$184,689	$95,908
Adjustments to reconcile net income to cash flows from operating activities
Depreciation		187,281	163,987
Amortization		18,536	18,886
Tax expense	8	40,592	51,443
Interest expense		194,169	174,607
Interest income		(15,573)	(8,275)
(Gain) loss on foreign exchange		(98,427)	83,788
Loss (gain) on changes in fair value of financial instruments		64,361	(18,239)
Share-based compensation		10,548	3,733
Loss on disposal of assets		147	23
Other		(84,298)	(67,216)
Income taxes paid, net of income taxes received	17	(64,064)	(80,515)
Interest paid, net of capitalized interest and interest received	17	(124,744)	(114,968)
Operating assets and liabilities	17	(13,029)	40,571
Net cash from operating activities		300,188	343,733
Cash flows used in investing activities
Satellite programs, including capitalized interest		(2,950)	(66,063)
Purchase of property and other equipment		(6,377)	(9,264)
Purchase of intangible assets		(27,518)	(9,772)
Net cash used in investing activities		(36,845)	(85,099)
Cash flows used in financing activities
Repayment of indebtedness	17	(23,436)	(87,163)
Payment of debt issue costs	17	—	(10,190)
Payments of principal on lease liabilities	17	(913)	(22)
Satellite performance incentive payments	17	(7,349)	(6,638)
Dividends paid on preferred shares		(10)	—
Net cash used in financing activities		(31,708)	(104,013)

Effect of changes in exchange rates on cash and cash equivalents		(21,718)	3,584

Increase in cash and cash equivalents		209,917	158,205
Cash and cash equivalents, beginning of period		768,433	479,045
Cash and cash equivalents, end of period	17	$978,350	$637,250

See accompanying notes to the unaudited interim condensed consolidated financial statements

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 16 geostationary satellites and the Canadian payload on ViaSat-1. In 2018, an additional satellite was launched into low earth orbit (“LEO”) as part of Telesat’s plans to deploy an advanced, global LEO constellation.

As at September 30, 2019, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat Canada.

On November 4, 2019, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the December 31, 2018 consolidated financial statements of Telesat Canada. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2018, with the exception of those outlined in the changes in accounting policies in Note 3 and the significant accounting policies in Note 4 below. The results of operations for the three and nine months ended September 30, 2019 and 2018 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES

Leases

The Company has adopted IFRS 16, Leases (“IFRS 16”) with a date of initial adoption of January 1, 2019. The standard provides a single lease accounting model, requiring the recognition of a right-of-use asset and lease liability, except in limited circumstances.

The Company has chosen to measure the initial right-of-use asset at an amount equal to the lease liability as at January 1, 2019, adjusted for any prepayments made or any accrued lease payments. Each individual lease liability is initially measured at the present value of the lease payments over the remaining lease term, discounted using the Company’s incremental borrowing rate as at January 1, 2019 for that lease.

The weighted average incremental borrowing rate applied to lease liabilities recognized on the balance sheet as at January 1, 2019 was 4.65%.

The Company has elected to adopt IFRS 16 using a modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. The comparative information has not been restated and continues to be reported under the accounting standards in effect in those periods.

The Company has elected to not recognize a right-of-use asset or lease liability for any lease that has a lease term of 12 months or less. The payments associated with these agreements are recognized as an operating expense on a straight-line basis over the lease term.

The following practical expedients have been elected:

•        The Company has elected to grandfather the determination as to whether a transaction constituted a lease for all agreements entered into prior to January 1, 2019;

•        The Company has elected to not recognize a right-of-use asset or lease liability for leases for which the lease term ends within 12 months of the date of initial adoption;

•        The Company has elected to exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•        The Company has elected, for property leases, not to separate the non-lease components from the lease components, and instead account for each lease and any associated non-lease components within the contract as a single lease component.

After the commencement date, the right-of-use assets are measured applying the cost model and depreciated to the earlier of the end of the useful life of the asset or the end of the lease term on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made.

The main impacts of this standard relate to the recognition of right-of-use assets and lease liabilities resulting in an increase in satellites, property and other equipment, other current liabilities and other long-term liabilities. In addition, there were some decreases in other current financial assets, prepaid expenses and other current assets, other long-term financial assets and other long-term financial liabilities as a result of the implementation of IFRS 16. The impact as at January 1, 2019 has been summarized below in the Impact on Opening Balance Sheet.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES (cont.)

Impact on Opening Balance Sheet

The following table summarizes the increases (decreases) noted on the adoption of IFRS 16 on the balance sheet as at January 1, 2019.

Other current financial assets	$(27)
Prepaid expenses and other current assets	$(72)
Satellites, property and other equipment	$26,350
Other long-term financial assets	$(123)
Other current liabilities	$1,069
Other long-term financial liabilities	$(723)
Other long-term liabilities	$25,782

Reconciliation of commitments to lease liabilities

The reconciliation between the commitments disclosed in Note 31 of the December 31, 2018 financial statements and the lease liabilities recognized as at January 1, 2019 in the consolidated financial statements at that date is as follows:

Operating property leases	$33,837
Leases included in other operating commitments	376
Total leases included in Note 31 of the December 31, 2018 financial statements	$34,213

Discounted using the Company’s incremental borrowing rate	$23,844
Adjustments as a result of different treatments of extension and termination options	12,441
Leases not capitalized due to exemptions	(551)
Variable costs included in commitments and contingencies	(8,850)
Lease liabilities as at January 1, 2019	$26,884

Maturity Analysis

The expected undiscounted contractual cash flows of the lease liabilities as at September 30, 2019 were as follows:

Remaining 2019	2020	2021	2022	2023	Thereafter
$999	$3,125	$2,849	$2,588	$2,357	$31,284

The undiscounted contractual cash flows included $14.9 million of interest payments.

Income taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation was adopted on January 1, 2019. The interpretation had no impact on the consolidated financial statements.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are detailed in Note 4 and critical accounting judgments and estimates are detailed in Note 5 of the consolidated financial statements for the year ended December 31, 2018. Significant changes to the accounting policies and the critical accounting judgment and estimates are disclosed below.

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether or not the contract conveys the right to control the use of the asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. The right-of-use assets are depreciated to the earlier of the end of the useful life of the asset or the end of the lease term. Each individual lease liability is initially measured at the present value of the lease payments over the respective lease term, discounted using the Company’s incremental borrowing rate for that lease.

The lease term is the non-cancellable period determined for each of the leases considering the option to extend when it is reasonably certain that the Company will exercise the option or the option to terminate if it is reasonably certain that the Company will exercise the option.

After the commencement date, the right-of-use assets are measured applying the cost model and depreciated to the earlier of the end of the useful life of the asset or the end of the lease term on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made.

The lease liability is remeasured when there is a change in future lease payments, arising from a change in index or rate, or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option. The amount of the remeasurement of the lease liability is also recognized as an adjustment to the right-of-use asset, or is recorded in the statement of income if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to not recognize a right-of-use asset or lease liability for any lease that has a lease term of 12 months or less. The payments associated with these agreements would be recognized as an operating expense on a straight-line basis over the lease term.

The Company has also elected the practical expedient, for property leases, not to separate the non-lease components from the lease components, and instead account for each lease and any associated non-lease components within the contract as a single lease component.

Government Grants

Government grants are recognized where there is a reasonable assurance that the grant will be received and the attached conditions will be complied with.

When the grant relates to an expense, the grant is recorded as a deduction to the related expense incurred over the same period.

When the grant relates to an asset, the grant is deducted from the carrying amount of the related asset as the grant is receivable.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat.

Critical accounting judgments and estimates

Lease Liability

The Company’s accounting policy relating to leases is described above. Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate.

5. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•        Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

•        Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

•        Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Broadcast	$113,431	$113,568	$341,420	$342,113
Enterprise	119,480	108,965	334,386	315,477
Consulting and other	4,206	4,628	14,923	13,813
Revenue	$237,117	$227,161	$690,729	$671,403

Equipment sales included within the various services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Broadcast	$159	$11	$235	$245
Enterprise	1,043	5,238	6,063	13,239
Total equipment sales	$1,202	$5,249	$6,298	$13,484

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Canada	$100,737	$103,111	$302,552	$304,885
United States	83,305	80,184	250,899	236,415
Latin America & Caribbean	17,548	18,547	54,598	55,379
Europe, Middle East & Africa	11,209	17,504	39,547	51,451
Asia & Australia	24,318	7,815	43,133	23,273
Revenue	$237,117	$227,161	$690,729	$671,403

For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows:

As at	September 30, 2019	December 31, 2018
Canada	$717,767	$821,449
Europe, Middle East & Africa	712,726	775,055
United States	92,995	103,567
All others	1,968	2,968
Satellites, property and other equipment	$1,525,456	$1,703,039
As at	September 30, 2019	December 31, 2018
Canada	$738,183	$734,751
United States	40,297	41,935
Latin America & Caribbean	22,109	25,962
All others	7,841	8,506
Intangible assets	$808,430	$811,154

Other long-term assets by geographic regions were allocated as follows:

As at	September 30, 2019	December 31, 2018
Canada	$6,986	$6,925
Europe, Middle East & Africa	735	987
Other long-term assets	$7,721	$7,912

Goodwill was not allocated to geographic regions.

Major Customers

For the three and nine months ended September 30, 2019 and 2018, there were three significant customers each representing more than 10% of consolidated revenue.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. OPERATING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Compensation and employee benefits(a)	$20,447	$15,891	$60,930	$52,778
Other operating expenses(b)	9,963	13,434	29,601	33,942
Cost of sales(c)	7,388	10,774	24,340	27,802
Operating expenses	$37,798	$40,099	$114,871	$114,522

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Interest on indebtedness	$58,958	$58,716	$182,504	$171,822
Interest on derivative instruments	(2,683)	(2,689)	(12,458)	(4,098)
Interest on satellite performance incentive payments	861	1,034	2,717	3,140
Interest on significant financing component	6,141	6,663	19,554	20,427
Interest on employee benefit plans	298	342	892	1,024
Interest on leases	322	—	960	—
Capitalized interest	—	(5,348)	—	(17,708)
Interest expense	$63,897	$58,718	$194,169	$174,607

8. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Current tax expense	$26,627	$23,338	$64,607	$82,281
Deferred tax recovery	(6,782)	(12,542)	(24,015)	(30,838)
Tax expense	$19,845	$10,796	$40,592	$51,443

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(Loss) income before tax	$(102,835)	$128,011	$225,281	$147,351
Multiplied by the statutory income tax rates	26.57%	26.61%	26.57%	26.61%
	(27,323)	34,064	59,857	39,210
Income tax recorded at rates different from the Canadian tax rate	(3,211)	(2,976)	(9,967)	(8,483)
Permanent differences	42,402	(6,146)	1,023	15,682
Effect on deferred tax balances due to the change in income tax rates	—	—	(2,358)	—
Effect of temporary differences not recognized as deferred tax assets	8,109	(7,534)	(9,146)	10,616
Previously unrecognized tax losses and credits	—	(4,862)	—	(4,862)
Other	(132)	(1,750)	1,183	(720)
Tax expense	$19,845	$10,796	$40,592	$51,443
Effective income tax rate	(19.30)%	8.43%	18.02%	34.91%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2019, the Company had additions of $8.3 million (September 30, 2018 — $67.3 million) related to acquisitions of property and other equipment (September 30, 2018 — substantially all related to the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites).

In connection with the adoption of IFRS 16, right-of use assets were recognized resulting in an increase in net book value of $26.4 million as of January 1, 2019 (Note 3). As at September 30, 2019, the net book value of the right-of-use assets was $27.0 million.

In addition, there were certain leases which were signed but not capitalized as at September 30, 2019. Based upon the assessed lease term, the expected undiscounted cash flows totaled $10.8 million.

10. INTANGIBLE ASSETS

For the nine months ended September 30, 2019, the Company had additions to intangible assets of $20.0 million (September 30, 2018 — $7.4 million), net of the reduction related to the government grant associated with intangible asset purchases, with substantially all of the net additions relating to the LEO constellation currently under development.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. INDEBTEDNESS

As at	September 30, 2019	December 31, 2018
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (September 30, 2019 – USD$2,308,472 December 31, 2018 – USD$2,326,049)	3,056,647	3,172,033
8.875% Senior Notes (USD$500,000)	662,050	681,850
	3,718,697	3,853,883
Less: deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	(111,678)	(129,655)
	3,607,019	3,724,228
Less: current indebtedness	(669,486)	(7,888)
Long-term indebtedness	$2,937,533	$3,716,340

In connection with the adoption of IFRS 9 on January 1, 2018, a gain on repricing of $36.1 million was recorded against the opening balance of accumulated earnings in 2018 and the current and long-term indebtedness. The gain on repricing is subsequently amortized to interest expense using the effective interest method.

In March 2018, the Company made a $50 million U.S. dollar voluntary payment on the Term Loan B — U.S. Facility. This resulted in the recognition of a loss of $2.8 million which was recorded against interest and other income and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

In April 2018, the Company amended the Senior Secured Credit Facilities in which the applicable margin was reduced to 2.50% from 3.00%. This resulted in a gain on repricing of $6.9 million which was recorded against interest and other income and indebtedness. Additional debt issue costs of $10.2 million were also incurred in connection with this amendment. The gain on repricing and debt issue costs recorded against the indebtedness are subsequently amortized to interest expense using the effective interest method.

On September 26, 2019, Telesat Canada issued a conditional notice of redemption to the holders of the 8.875% Senior Notes. On October 11, 2019, Telesat Canada issued, through a private placement, USD$550 million of 6.5% Senior Notes which mature on October 15, 2027. The 6.5% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities.

With the net proceeds from the 6.5% Senior Notes offering, along with available cash on hand, all outstanding amounts, including redemption premium and discounted interest to November 15, 2019, on the USD$500 million 8.875% Senior Notes were repaid on October 11, 2019.

12. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	As at September 30, 2019		As at December 31, 2018
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,446,157	79,255	38,431,311	78,870
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$154,091		$153,706

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. SHARE CAPITAL (cont.)

In January 2019, 40,269 share appreciation rights were exercised for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.

13. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the LEO constellation.

For the nine months ended September 30, 2019, the Company recorded $5.2 million relating to the agreement.

14. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries.

The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, paying dividends, entering into sale-leaseback transactions, or repaying subordinated debt when the total leverage ratio is above 4.50:1:00. As at September 30, 2019, the total leverage ratio was 4.74:1.00.

If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to be in compliance with a maximum first lien net leverage ratio of 5.75:1.00. As at September 30, 2019, the first lien net leverage ratio was 3.87:1.00. The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 15).

15. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2019.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2019, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,081.0 million (December 31, 2018 — $888.6 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade receivables. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2019, North American and International customers made up 49% and 51%, respectively, of the outstanding trade receivable balance (December 31, 2018 — 59% and 41%, respectively).

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2019 was $1.8 million (December 31, 2018 — $5.1 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at September 30, 2019 and December 31, 2018, the entire indebtedness was denominated in U.S. dollars. As at September 30, 2019, the Canadian dollar equivalent of the U.S. dollar denominated indebtedness was $3,718.7 million (December 31, 2018 — $3,853.9 million) before netting of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment.

As at September 30, 2019, the impact of a 5 percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar on financial assets and liabilities would have (increased) decreased net (loss) income by $176.0 million and would have increased (decreased) other comprehensive income (loss) by $30.2 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at September 30, 2019, three interest rate swaps were outstanding to hedge the interest rate risk associated with the variable interest rate on $1,350 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.84% to 2.04% with expiration terms from September 2020 to September 2022.

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, excluding the potential impact of the interest rate floor, the result would be an increase or decrease to net (loss) income of $0.4 million and $1.3 million for the three and nine months ended September 30, 2019, respectively.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at September 30, 2019 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2019	2020	2021	2022	2023	Thereafter
Trade and other payables	$19,508	$19,508	$19,508	$—	$—	$—	$—	$—
Customer and other deposits	1,835	1,835	1,267	18	235	22	89	204
Satellite performance incentive payments	50,966	64,342	4,040	11,113	9,670	8,699	7,823	22,997
Other financial liabilities	3,598	3,300	2,946	354	—	—	—	—
Indebtedness(1)	3,740,731	4,327,843	733,965	174,440	172,471	170,090	3,076,877	—
	$3,816,638	$4,416,828	$761,726	$185,925	$182,376	$178,811	$3,084,789	$23,201

____________

(1)      Indebtedness excludes deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$869	$13,889
Other financial liabilities	$119	$119
Indebtedness	$22,034	$609,146

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at September 30, 2019	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$978,350	$978,350	$978,350	Level 1
Trade and other receivables	—	61,468	61,468	61,468	(3)
Other current financial assets(1)	12,136	2,898	15,034	15,034	Level 1, Level 2
Other long-term financial assets	—	26,156	26,156	26,156	Level 1
Trade and other payables	—	(19,508)	(19,508)	(19,508)	(3)
Other current financial liabilities	(2,539)	(38,346)	(40,885)	(43,516)	Level 2
Other long-term financial liabilities	(27,313)	(40,087)	(67,400)	(66,577)	Level 2
Indebtedness(2)	—	(3,718,697)	(3,718,697)	(3,766,828)	Level 2
	$(17,716)	$(2,747,766)	$(2,765,482)	$(2,815,421)

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2018	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$768,433	$768,433	$768,433	Level 1
Trade and other receivables	—	45,631	45,631	45,631	(3)
Other current financial assets(1)	18,632	147	18,779	18,779	Level 1, Level 2
Other long-term financial assets(1)	33,796	21,959	55,755	55,755	Level 1, Level 2
Trade and other payables	—	(30,659)	(30,659)	(30,659)	(3)
Other current financial liabilities	(6)	(26,380)	(26,386)	(29,131)	Level 2
Other long-term financial liabilities	(5,627)	(48,894)	(54,521)	(54,733)	Level 2
Indebtedness(2)	—	(3,853,883)	(3,853,883)	(3,709,695)	Level 2
	$46,795	$(3,123,646)	$(3,076,851)	$(2,935,620)

____________

(1)      Other current and long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)      Indebtedness excludes deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment.

(3)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2019, cash and cash equivalents included $406.8 million (December 31, 2018 — $425.6 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2019, the discount rate used was 5.7% (December 31, 2018 — 5.7%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at	September 30, 2019	December 31, 2018
Senior Secured Credit Facilities
Term Loan B – U.S. Facility	100.00%	94.50%
8.875% Senior Notes	107.27%	104.44%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves.

The discount rates used to discount cash flows of the derivative financial instruments as at September 30, 2019 ranged from 1.28% to 2.09% (December 31, 2018 — 2.29% to 2.81%).

 The fair value of the derivative assets and liabilities was calculated based on level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at September 30, 2019	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$—	$(327)	$(19,362)	$(19,689)
Interest rate swaps	—	—	(2,212)	(7,951)	(10,163)
Prepayment option	12,136	—	—	—	12,136
	$12,136	$—	$(2,539)	$(27,313)	$(17,716)

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2018	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$—	$(6)	$(5,627)	$(5,633)
Interest rate swaps	18,632	16,650	—	—	35,282
Prepayment option	—	17,146	—	—	17,146
	$18,632	$33,796	$(6)	$(5,627)	$46,795

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2018 and January 1, 2019	$46,795
Unrealized loss on derivatives
Interest rate floor	(14,315)
Prepayment option	(5,313)
Interest rate swaps	(44,733)
Impact of foreign exchange	(150)
Fair value, September 30, 2019	$(17,716)

16. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of (loss) income was as follows:

	2019		2018
Three months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$1,549	$29	$1,586	$69
Interest expense	$132	$166	$165	$177
	2019		2018
Nine months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$4,648	$87	$4,758	$207
Interest expense	$393	$499	$494	$530

No amounts were recorded on the consolidated statements of comprehensive (loss) income for the three and nine months ended September 30, 2019 or 2018.

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:

As at	September 30, 2019	December 31, 2018
Pension	$10,400	$10,905
Other post-employment benefits	21,255	21,330
Accrued benefit liabilities	$31,655	$32,235

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at September 30,	2019	2018
Cash	$571,549	$252,567
Short-term investments(1)	406,801	384,683
Cash and cash equivalents	$978,350	$637,250

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Nine months ended September 30,	2019	2018
Income taxes paid	$(69,414)	$(82,455)
Income taxes received	5,350	1,940
	$(64,064)	$(80,515)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Nine months ended September 30,	2019	2018
Interest paid	$(140,124)	$(140,259)
Interest received	15,380	7,583
Capitalized interest	—	17,708
	$(124,744)	$(114,968)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2019	$3,724,228	$58,913	$369
Cash outflows	(23,436)	(7,349)	(913)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	17,976	—	—
Cumulative effect adjustment (Note 3)	—	—	26,851
Interest accrued	—	—	960
Interest paid	—	—	(326)
Non-cash additions	—	—	2,178
Other	—	233	(11)
Impact of foreign exchange	(111,749)	(1,701)	(170)
Balance as at September 30, 2019	$3,607,019	$50,096	$28,938

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2018	$3,543,377	$62,961	$369
Debt repricing costs	(10,190)	—	—
Cash outflows	(87,163)	(6,638)	(22)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	16,553	—	—
Other	—	99	—
Loss on voluntary payment (Note 11)	2,828	—	—
Gain on repricing (Note 11)	(6,901)	—	—
Cumulative effect adjustment (Note 11)	(36,072)	—	—
Impact of foreign exchange	97,395	1,606	10
Balance as at September 30, 2018	$3,519,827	$58,028	$357

The net change in operating assets and liabilities was comprised of the following:

Nine months ended September 30,	2019	2018
Trade and other receivables	$(15,224)	$8,436
Financial assets	(7,485)	225
Other assets	(11,441)	(7,215)
Trade and other payables	(2,633)	(3,934)
Financial liabilities	(2,163)	(537)
Other liabilities	25,917	43,596
	$(13,029)	$40,571

Non-cash investing activities were comprised of:

Nine months ended September 30,	2019	2018
Satellites, property and other equipment	$28,739	$392
Intangible assets	(3,454)	(140)

18. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at September 30, 2019:

	2019	2020	2021	2022	2023	Thereafter	Total
Property leases	$330	$1,199	$1,260	$1,039	$1,000	$14,149	$18,977
Capital commitments	3,906	14,698	22,046	4,899	—	—	45,549
Other operating commitments	4,130	15,273	11,471	3,969	3,102	8,329	46,274
	$8,366	$31,170	$34,777	$9,907	$4,102	$22,478	$110,800

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2019 to 2039.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of its global LEO constellation and other capital expenditures. The total outstanding commitments as at September 30, 2019 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which took effect when the satellite was placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2019, customer prepayments of $459.1 million (December 31, 2018 — $503.4 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat has previously received assessments from the Brazil tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2012 in the amount of $36.1 million, including interest and penalties. In July 2019, the Brazil tax authorities extended their audit to the period 2014 to 2018, and alleged that additional taxes are owing for that period. The total dispute for the period 2003 to 2018, including interest and penalties, now totals $69.6 million. The dispute relates to the Brazil tax authorities’ characterization of revenue. The Company has challenged the previous assessments and will challenge the current assessment. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

Other than the legal proceedings disclosed in Note 31 of the Company’s December 31, 2018 consolidated statements, and the update to the dispute listed above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

TELESAT CANADA

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the periods presented.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services		Purchase of goods and services
Three months ended September 30,	2019	2018	2019	2018
Revenue	$32	$—	$—	$—
Operating expenses	$—	$—	$1,650	$1,633
	Sale of goods and services		Purchase of goods and services
Nine months ended September 30,	2019	2018	2019	2018
Revenue	$99	$—	$—	$—
Operating expenses	$—	$—	$4,991	$4,816

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Current receivables/payables	$—	$28	$156	$—

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2019 were $0.5 million and $5.0 million, respectively (September 30, 2018 — $1.8 million and $6.2 million, respectively).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Canada’s unaudited interim condensed consolidated financial statements beginning at Page 1 of this Quarterly Report.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s unaudited interim condensed consolidated financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

The information contained in this MD&A takes into account information available up to November 4, 2019, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 1, 2019 as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to deploy successfully an advanced, global low earth orbit (“LEO”) constellation, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at September 30, 2019, we provided satellite services to customers from our fleet of 16 in-orbit satellites as well as our Canadian payload on the ViaSat-1 satellite. In January 2018, an additional satellite was launched into LEO as part of our plan to deploy an advanced, global LEO constellation. We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitments from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. The percentage of completion method is used to recognize consulting revenue for fixed price contracts. Equipment sales revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our former 8.875% Senior Notes and our new 6.5% Senior Notes (“Senior Notes”). Foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment option on our Senior Notes and embedded derivative related to the interest rate floor included on our U.S. Term Loan B Facility remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

SUBSEQUENT EVENT

On October 11, 2019, Telesat Canada issued USD$550 million of 6.5% Senior Notes maturing on October 15, 2027. The 6.5% Senior Notes are effectively subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities, and are governed by the 6.5% Senior Notes Indenture.

All outstanding amounts, including redemption premium and discounted interest to November 15, 2019, on the USD$500 million 8.875% Senior Notes were repaid on October 11, 2019 using the net proceeds from the 6.5% Senior Notes offering together with available cash on hand.

FUTURE OUTLOOK

Our desirable spectrum and orbital rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. In addition, in 2018, we launched a Ka-band satellite into LEO as part of our plan to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2019, we remain focused on increasing the utilization of our existing satellites, the development of our global LEO constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net loss for the three months ended September 30, 2019, was $123 million compared to a net income of $117 million for the same period in the prior year. The variation of $240 million was principally due to a non-cash loss on foreign exchange in the three months ended September 30, 2019, compared to a non-cash gain on foreign exchange for the prior year, which was primarily a result of the U.S. dollar strengthening during the period, negatively impacting the translation of our U.S. dollar denominated indebtedness into Canadian dollars. This was combined with an unfavorable change in the fair value of financial instruments.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2019	Q2 2019	Q3 2019	Q3 YTD 2019	September 30, 2019
USD to CAD spot rate	—	—	—	—	1.3241
USD to CAD average rates	1.3311	1.3418	1.3199	1.3309	—
	Q1 2018	Q2 2018	Q3 2018	Q3 YTD 2018	December 31, 2018
USD to CAD spot rate	—	—	—	—	1.3637
USD to CAD average rates	1.2572	1.2895	1.3060	1.2842	—

Revenue

(in millions of Canadian dollars except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		%Increase (Decrease)
	2019	2018		2019	2018
Broadcast	$113	$114	—%	$341	$342	—%
Enterprise	119	109	10%	334	315	6%
Consulting and other	4	5	(9)%	15	14	8%
Revenue	$237	$227	4%	$691	$671	3%

Total revenue for the three months ended September 30, 2019, was $237 million, an increase of $10 million, when compared to the same period in the prior year. Revenue for the nine months ended September 30, 2019, was $691 million, which represents an increase of $19 million from the same period in the prior year.

Revenue from Broadcast services remained stable for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year. The decrease for the nine months ended September 30, 2019, was mainly due to reduction of services and non-renewals for certain North American customers partially offset by a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue into Canadian dollar equivalent.

Revenue from Enterprise services increased by $11 million and $19 million for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year. The increase for the three months ended September 30, 2019, was mainly due to higher revenue related to our Telstar 19 VANTAGE and Telstar

18 VANTAGE satellites, which entered into commercial service in August 2018 and October 2018, respectively, combined with higher revenue from short-term services provided to another satellite operator, when compared to the same period in the prior year. The increase was partially offset by lower equipment sales. The increase for the nine months ended September 30, 2019, was mainly due to revenue related to our Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites. This was partially offset by lower equipment sales and lower revenue from certain customers in the resource sector.

Consulting and other revenue remained stable for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year.

Expenses

(in millions of Canadian dollars except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2019	2018		2019	2018
Depreciation	$62	$56	12%	$187	$164	14%
Amortization	6	6	6%	19	19	(2)%
Other operating gains, net	—	(1)	(106)%	—	(1)	(114)%
Operating expenses	38	40	(6)%	115	115	—%
Expenses	$107	$101	6%	$321	$296	8%

Depreciation

Depreciation of satellites, property and other equipment increased by $7 million and $23 million for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year. For the three and nine months ended September 30, 2019, the increases were primarily due to depreciation on our Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began commercial service in August 2018 and October 2018, respectively.

Amortization

Amortization of intangible assets remained constant for the three months and nine months ended September 30, 2019, when compared to the same periods in the prior year.

Other operating gains, net

Other operating gains, net in three and nine months ended September 30, 2018 related to a one-time non-recurring gain.

Operating Expenses

(in millions of Canadian dollars except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2019	2018		2019	2018
Compensation and employee benefits	$20	$16	29%	$61	$53	15%
Other operating expenses	10	13	(26)%	30	34	(13)%
Cost of sales	7	11	(31)%	24	28	(12)%
Operating expenses	$38	$40	(6)%	$115	$115	—%

Operating expenses decreased by $2 million and remained constant for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits increased by $5 million and $8 million for the three and nine months ended September 30, 2019, respectively, in comparison with the same periods in the prior year. The increase for the three and nine months ended September 30, 2019 was principally due to higher non-cash share-based compensation expense.

Other operating expenses decreased by $3 million and $4 million for the three and nine months ended September 30, 2019, respectively, compared to the same periods in the prior year. The decrease for the three and nine months ended September 30, 2019 was principally due to lower rent expense and lower fees associated with professional services.

Cost of sales decreased by $3 million for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2019, is principally due to lower equipment sales. The decrease for the nine months ended September 30, 2019, is principally due to lower equipment sales partially offset by higher revenue related costs.

Interest Expense

(in millions of Canadian dollars except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2019	2018		2019	2018
Debt service costs	$56	$56	—%	$170	$168	1%
Interest expense on significant financing	6	7	(8)%	20	20	(4)%
Interest expense on satellite performance incentive payments	1	1	(17)%	3	3	(13)%
Interest expense on employee benefit plans	—	—	(13)%	1	1	(13)%
Interest expense on leases	—	—	100%	1	—	100%
Capitalized interest	—	(5)	(100)%	—	(18)	(100)%
Interest expense	$64	$59	9%	$194	$175	11%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, remained constant and increased by $2 million for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year. The change in debt service costs for the nine months ended September 30, 2019 was primarily due to a higher average interest rate on our Senior Secured Credit Facilities combined with an unfavorable U.S. dollar foreign exchange impact. This was partially offset by higher net interest received on our interest rate swaps, when compared to the same periods in the prior year.

Interest expense on significant financing decreased by $1 million for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year. The decrease was primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest expense on satellite performance incentive payments and employee benefit plans remained constant for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year.

Interest on leases remained constant for the three months ended September 30, 2019 and increased by $1 million for the nine months ended September 30, 2019, when compared to the same periods in the prior year. The increase for the nine months ended September 30, 2019 were primarily due to the impact of the implementation of IFRS 16.

Capitalized interest decreased by $5 million and $18 million for the three and nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year, primarily due to the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites entering into commercial service in August 2018 and October 2018, respectively.

Interest Income and Other Income

(in millions of Canadian dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Interest and other income	$6	$4	$15	$12

Interest income and other income increased by $2 million and $3 million for the three and nine months ended September 30, 2019, when compared to the same periods in the prior year.

The increase for the three months ended September 30, 2019 was primarily due to higher interest income on cash and short-term investments.

The increase for the nine months ended September 30, 2019 was primarily due to an increase in interest income on cash and short-term investments combined with a loss resulting from the $50 million U.S. dollar voluntary payment on our Term Loan B – U.S. Facility in the first quarter of 2018. This was partially offset by a gain on repricing of our Term Loan B – U.S. Facility in the second quarter of 2018.

Foreign Exchange and Derivatives

(in millions of Canadian dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(Loss) gain on changes in fair value of financial instruments	$(145)	$4	$(64)	$18
(Loss) gain on foreign exchange	$(30)	$53	$98	$(84)

The $145 million and $64 million loss on changes in fair value of financial instruments in the three months and nine months ended September 30, 2019, increased by $148 million and $83 million, respectively, when compared to the same periods in the prior year. The loss on changes in fair value of financial instruments reflects changes in the fair values of our interest rate floor on our Senior Secured Credit Facilities, the prepayment option on our 8.875% Senior Notes, and our interest rate swaps, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange loss for the three months ended September 30, 2019, was $30 million compared to a foreign exchange gain of $53 million for the same period in 2018 resulting in a negative variation of $83 million. The loss for the three months ended September 30, 2019, was mainly due to a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2019 ($1.3241), compared to the spot rate at June 30, 2019 ($1.3095), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. The gain for the three months ended September 30, 2018, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at September 30, 2018 ($1.2908), compared to the spot rate at June 30, 2018 ($1.3133), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

The foreign exchange gain for the nine months ended September 30, 2019, was $98 million compared to a foreign exchange loss of $84 million for the same period in 2018 resulting in a positive change of $182 million. The mainly non-cash gain for the nine months ended September 30, 2019, was primarily due to a weaker U.S. dollar to Canadian dollar spot rate at September 30, 2019 ($1.3241), compared to the spot rate at December 31, 2018 ($1.3637), and the resulting favorable impact on the translation of our U.S. dollar denominated debt. The loss for the nine months ended September 30, 2018, was mainly due to a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2018 ($1.2908), compared to the spot rate at December 31, 2017 ($1.2571), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

(in millions of Canadian dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Current tax expense	$27	$23	$65	$82
Deferred tax recovery	(7)	(13)	(24)	(31)
Tax expense	$20	$11	$41	$51

The tax expense increased by $9 million for the three months ended September 30, 2019 and decreased by $11 million for the nine months ended September 30, 2019, respectively, when compared to the same periods in the prior year. The increase for the three months ended September 30, 2019, was primarily due to the recognition of tax losses and credits in 2018 that did not recur in the current year. The decrease for the nine months ended September 30, 2019 was primarily due to a decrease in operating income and an increase in interest expense.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at September 30, 2019, our contracted backlog was approximately $3.4 billion. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog, as at September 30, 2019, to be recognized as follows:

(In millions of Canadian dollars)	Remaining 2019	2020	2021	2022	2023	Thereafter
Backlog	$211	$654	$562	$473	$411	$1,098

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2019, we had $978 million of cash and short-term investments as well as approximately $200 million U.S. dollars (or Canadian dollar equivalent) of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the nine months ended September 30, 2019, was $300 million, a $44 million decrease compared to the same period in the prior year. The decrease was primarily due to a negative change in working capital combined with a decrease in capitalized interest. This was partially offset by lower income taxes paid.

Cash Flows used in Investing Activities

Cash used in investing activities for the nine months ended September 30, 2019 was $37 million. This consisted of $3 million of expenditures on satellite programs, $28 million of payments for intangible assets, as well as $6 million of payments for property and other equipment.

Cash used in investing activities for the nine months ended September 30, 2018 was $85 million. This consisted of $66 million of expenditures on satellite programs, $10 million of payments for intangible assets, as well as $9 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the nine months ended September 30, 2019 was $32 million. This was mostly related to regular repayments made on our Senior Secured Credit Facilities.

Cash used in financing activities for the nine months ended September 30, 2018 was $104 million. This was principally due to the debt issue costs in connection with the repricing of the Senior Secured Credit Facilities and repayments made on our Senior Secured Credit Facilities.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at September 30, 2019, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our the required interest and principal payments on our indebtedness.

The construction of any satellite replacement or expansion program, including our planned LEO constellation, will require significant capital expenditures. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities; vendor financing; equity investments; export credit agency financing; additional secured or unsecured financing; and from government sources. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not able to fully fund additional replacement or new satellite programs.

We are developing our planned LEO constellation in an Unrestricted Subsidiary (as defined in our Credit Agreement and Indenture) and we expect to complete the development of, fund, and operate our planned LEO constellation through a current or a future Unrestricted Subsidiary.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring debt, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing on November 17, 2021. Loans under our Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 1.5% to 2.00% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 2.50% to 3.00% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee of 40 basis points. As at September 30, 2019, other than approximately $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $2,430 million loan maturing on November 17, 2023.

As at September 30, 2019, USD $2,308 million of this facility was outstanding, which represents the full amount available following mandatory repayments. As at September 30, 2019, the terms of the outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, but not less than 0.75%, plus an initial applicable margin of 2.50%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.50%.

On February 1, 2017, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00% from 3.75% on the then outstanding USD $2,424 million. As a result of the implementation of IFRS 9, a gain on the February 1, 2017 repricing of $36 million was recorded against the January 1, 2018 opening balance of accumulated earnings and current and long-term indebtedness. The gain on repricing recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

On March 29, 2018, a voluntary payment of $50 million U.S. dollars was made on the U.S. TLB Facility. This resulted in the recognition of a loss of $3 million which was recorded against interest and other income and indebtedness. The loss on repayment recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

On April 26, 2018, we amended our Senior Secured Credit Facilities to reduce the applicable margin to 2.50% on the then outstanding USD $2,344 million. This resulted in a gain on repricing of $7 million which was recorded against interest and other income and indebtedness. The gain on repricing recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

The mandatory principal repayments on our U.S. TLB Facility is one quarter of 1.00% of the value of the loan at the time of the repricing on April 26, 2018, which must be paid on the last day of each quarter.

Senior Notes

Our 8.875% Senior Notes, in the amount of USD $500 million, bore interest at an annual rate of 8.875% and were due November 17, 2024. They included covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our 8.875% Senior Notes, without penalty, before November 15, 2022, in each case subject to exceptions provided in the 8.875% Senior Notes indenture.

On October 11, 2019, Telesat Canada issued, through a private placement, USD$550 million of 6.5% Senior Notes which mature on October 15, 2027. The 6.5% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities, and are governed under the 6.5% Senior Notes Indenture.

With the net proceeds from the 6.5% Senior Notes offering, along with available cash on hand, all outstanding amounts, including redemption premium and discounted interest to November 15, 2019, on the USD$500 million 8.875% Senior Notes were repaid on October 11, 2019.

As at September 30, 2019, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the 8.875% Senior Notes Indenture.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2019, is expected to be approximately $205 million. The estimate includes the impact of the payment of our 8.875% Senior Notes and the issuance of our 6.5% Senior Notes completed on October 11, 2019. The interest expense excludes the impact of the amortization of deferred financing costs, interest rate floor, prepayment option and the net gain on repricing/repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at September 30, 2019, we had three outstanding interest rate swaps which hedge the interest rate risk on USD $1,350 million of U.S. denominated Term Loan B borrowings. As at September 30, 2019, the fair value of the interest rate swaps was a liability of $10 million. These contracts, which mature between September 2020 and September 2022, are at fixed interest rates ranging from 1.84% to 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our 8.875% Senior Notes, as well as an interest rate floor included on our U.S. TLB Facility. As at September 30, 2019, the fair value of the embedded derivative related to the prepayment option on our 8.875% Senior Notes was an asset of $12 million and the fair value of the embedded derivatives related to the interest rate floor was a liability of $20 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the development of our global LEO constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately $46 million as at September 30, 2019. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we still periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risk.

For the three month period ended September 30, 2019, we recorded a mainly non-cash foreign exchange loss of approximately $30 million due to a stronger U.S. to Canadian dollar spot rate ($1.3241) compared to June 30, 2019 ($1.3095). For the three month period ended September 30, 2018, we recorded a mainly non-cash foreign exchange gain of approximately $53 million due to a weaker U.S. to Canadian dollar spot rate ($1.2908) compared to June 30, 2018 ($1.3133).

For the nine month period ended September 30, 2019, we recorded a mainly non-cash foreign exchange gain of approximately $98 million due to a weaker U.S. to Canadian dollar spot rate ($1.3241) compared to December 31, 2018 ($1.3637). For the nine month period ended September 30, 2018, we recorded a mainly non-cash foreign exchange loss of approximately $84 million due to a stronger U.S. to Canadian dollar spot rate ($1.2908) compared to December 31, 2017 ($1.2571).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended September 30, 2019	Nine months ended September 30, 2019
Revenue	54%	52%
Operating expenses	36%	39%
Interest on our indebtedness	100%	100%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at September 30, 2019, we had no currency derivative instruments or forward currency contracts.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar, as at September 30, 2019, would have increased (decreased) our indebtedness and decreased (increased) our net income by $186 million. When taking into account our new 6.5% Senior Notes which closed on October 11, 2019, the impact of a 5% change in the value of the U.S. dollar against the Canadian dollar, as at September 30, 2019, would have increased (decreased) our indebtedness and decreased (increased) our net income by $189 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar, as at September 30, 2019, would have increased (decreased) our cash and cash equivalents by $41 million, increased (decreased) our net income by $10 million and increased (decreased) our other comprehensive income by $30 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and nine months ended September 30, 2019, as summarized in the table below:

(in millions of Canadian dollars)	Three months ended September 30, 2019	Nine months ended September 30, 2019
Revenue	$6	$18
Operating expenses	$1	$2
Interest on our indebtedness	$3	$8

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our U.S. dollar denominated indebtedness balances at the beginning of each respective period, and take into account the impact of our new 6.5% Senior Notes which closed in October 2019. These balances are net of our scheduled debt repayments, and based on the foreign exchange rate as at September 30, 2019.

(In millions of Canadian dollars)	Q4 2019	2020	2021	2022	2023	Thereafter
U.S. TLB Facility	$3,057	$3,049	$3,018	$2,987	$2,956	$—
6.5% Senior Notes	728	728	728	728	728	728
U.S. dollar denominated indebtedness balances	$3,785	$3,777	$3,746	$3,715	$3,684	$728

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on USD $1,800 million of borrowings under our U.S. TLB Facility. As at September 30, 2019, there were three interest rate swaps outstanding which hedge the interest risk on USD $1,350 million of borrowings. The outstanding contracts mature between September 2020 and September 2022, are at fixed interest rates ranging from 1.84% to 2.04%, excluding applicable margin.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of the interest rate floor, net income would remain constant for the three months ended September 30, 2019 and would decrease by $1 million for the nine months ended September 30, 2019.

As at September 30, 2019, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rates as at September 30, 2019.

(In millions of Canadian dollars)	Q4 2019	2020	2021	2022	2023	Thereafter
U.S. TLB Facility(1)	$3,057	$3,049	$3,018	$2,987	$2,956	$—
Interest rate derivative variable to fixed(2)	(1,788)	(1,788)	(1,192)	(596)	—	—
Debt exposed to variable interest rate after interest rate derivatives	$1,269	$1,261	$1,826	$2,391	$2,956	$—

____________

(1)      U.S. TLB Facility is USD denominated and bears interest at Libor with a 0.75% floor plus a spread.

(2)      As at September 30, 2019, USD $1,350 million notional, variable rate is greater of 3 month Libor or 0.75%. The weighted average fixed rate (before spread) varies by year and ranges from 1.94% to 2.04%.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(In millions of Canadian dollars)	Twelve Months Ended September 30, 2019
Net loss	$(2)
Impact of unrestricted subsidiaries	(8)
Consolidated earnings for Covenant Purposes	(10)

Plus:
Income taxes (Note 1)	47
Interest expense (Note 1)	191
Depreciation and amortization expense (Note 1)	272
Non-cash share-based compensation	36
Other	39

Increased (decreased) by:
Non-cash losses on changes in fair value of financial instruments and swap obligations and cash gains on the value of swap obligations	101
Non-cash loss resulting from changes in foreign exchange rates	87
Consolidated EBITDA for Covenant Purposes	$763

Note 1:       Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

The Consolidated EBITDA for Covenant Purposes for the twelve months ended September 30, 2018 was $778. Detailed information of the calculation is included in the Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Non-IFRS Measures section in Telesat Canada’s Quarterly Report for the three and nine months periods ended September 30, 2018 on the form 6-K filed with the SEC on November 1, 2018, which can be obtained on the SEC website at http://www.sec.gov.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at September 30, 2019
U.S. dollar denominated debt
Term Loan B U.S Facility (USD)	$2,308
8.875% Senior Notes (USD)	500
2,808
Foreign exchange adjustment	911
Subtotal (CAD)	3,719
Deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (CAD)	(112)
Indebtedness	$3,607
(In millions of Canadian dollars)
Indebtedness	$3,607
Adjustments for covenant purposes:
Deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (CAD)	112
Add: lease liabilities	29
Less: cash and cash equivalents (max. $100 million USD)	(132)
Consolidated Total Debt for Covenant Purposes	$3,615
Less: unsecured debt (8.875% Senior Notes)	(662)
Consolidated Total Secured Debt for Covenant Purposes	$2,953

As at September 30, 2019, the Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.74:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.87:1.00.

FINANCIAL INFORMATION OF THE ISSUER, RESTRICTED AND UNRESTRICTED SUBSIDIARIES

Balance Sheet Data as at September 30, 2019 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries
Current assets	$562	$519
Total assets	$5,899	$558
Current liabilities	$808	$4
Long-term debt, including current portion	$3,607	$—
Total liabilities	$4,641	$4
Shareholders’ equity	$1,258	$554
Statement of Income Data for the nine-months ended September 30, 2019 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries
Revenue	$691	$—
Operating expenses	(113)	(3)
	579	(3)
Depreciation	(187)	—
Amortization	(19)	—
Operating income	373	(3)
Income from equity investments	—	—
Interest expense	(194)	—
Interest and other income	12	3
Loss on changes in fair value of financial instruments	(64)	—
Gain on foreign exchange	98	—
Income before tax	225	1
Tax expense	(40)	—
Net income	$185	$—

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2018.

ACCOUNTING STANDARDS

We have prepared the consolidated financial statements in accordance with IAS 34. For more on the impacts of the following changes in accounting policies, refer to Note 3 of our interim condensed consolidated financial statements included herein. For changes to our significant accounting policies, refer to Note 4 of our interim condensed consolidated financial statements included herein.

Changes in Accounting Policies

Leases

We have adopted IFRS 16, Leases (“IFRS 16”) with a date of initial adoption of January 1, 2019. The standard provides a single lease accounting model, requiring the recognition of a right-of-use asset and lease liability, except in limited circumstances.

We have chosen to measure the initial right-of-use asset at an amount equal to the lease liability as at January 1, 2019, adjusted for any prepayments made. The lease liability is initially measured at the present value of the lease payments over the lease term, discounted using our incremental borrowing rate.

We have elected to adopt IFRS 16 using a modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. The comparative information has not been restated and continues to be reported under the accounting standards in effect in those periods.

We have elected to not recognize a right-of-use asset or lease liability for any lease that has a lease term of 12 months or less. The payments associated with these agreements would be recognized as an operating expense on a straight-line basis over the lease term.

The following practical expedients have been elected:

•        We have elected to grandfather the determination as to whether a transaction constituted a lease for all agreements entered into prior to January 1, 2019;

•        We have elected to not recognize a right-of-use asset or lease liability for leases for which the lease term ends within 12 months of the date of initial adoption;

•        We have elected to exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•        We have elected, for property leases, not to separate the non-lease components from the lease components, and instead account for each lease and any associated non-lease components within the contract as a single lease component.

After the commencement date, the right-of-use assets are measured applying the cost model and depreciated to the earlier of the end of the useful life of the asset or the end of the lease term on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made.

The main impacts of this standard relate to the recognition of right-of-use assets and lease liabilities resulting in an increase in satellites, property and other equipment, other current liabilities and other long-term liabilities. In additions, there were some decreases in other current financial assets, prepaid expenses and other current assets, other long-term financial assets and other long-term financial liabilities as a result of the implementation of IFRS 16.

Income taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation was adopted on January 1, 2019. The interpretation had no impact on our consolidated financial statements.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to us.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report Report on Form 20-F, we have been involved in a number of disputes with the Brazil tax authorities. As at June 30, 2019, the Brazil tax authorities had alleged that additional taxes are owed on revenue earned by us for the period 2003 to 2012 in the amount of $36.1 million, including interest and penalties. In July 2019, the Brazil tax authorities extended their audit to the period 2014 to 2018, and alleged that additional taxes are owed for that period. The total dispute for the period 2003 to 2018, including interest and penalties, now totals $69.6 million. The disputes relate to the Brazil tax authorities’ characterization of our revenue. We have challenged the previous assessments and will challenge the current assessment. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

None.